Consent of Independent Registered Public Accounting Firm

The Board of Directors
General Electric Company:

We consent to the use of our report dated February 27, 2015 relating to the statement of financial position of General Electric Company and consolidated affiliates as of December 31, 2014 and 2013, and the related statements of earnings, comprehensive income, changes in shareowners’ equity and cash flows for each of the years in the three-year period ended December 31, 2014, and the effectiveness of internal control over financial reporting as of December 31, 2014, incorporated by reference in the Registration Statement on From S-8 of General Electric Company, which report appears in the December 31, 2014 annual report on Form 10-K of General Electric Company.

/s/ KPMG LLP

Stamford, Connecticut
March 2, 2015